UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 23, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES THE TRANSFER OF ASSETS, LIABILITIES AND CONTRACTS OF SUFINANCIAMENTO S.A. TO BANCOLOMBIA S.A.

Medellín, Colombia, March 23, 2010

Bancolombia S.A. (“Bancolombia”) announces that on March 19, 2010, 25% of the assets, liabilities and contracts of Sufinanciamiento Finance Company (“Sufinanciamiento”) were assigned to its parent company,  Bancolombia, as authorized by the Colombian Superintendency of Finance (“the Transaction”).

Pursuant to the Transaction, Sufinanciamiento assigned to Bancolombia assets and contracts totaling COP 1,208,019 million and Bancolombia assumed liabilities of Sufinanciamiento totaling COP 1,192,809 million. The difference, amounting to COP 15,210 million will be paid by Bancolombia in cash, on or before March 29, 2010.

Also pursuant to the Transaction, Bancolombia will hold the trademark to Sufinanciamiento, which will hereafter be used to identify the automobile finance division of Bancolombia.